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                                                              Exhibit 23.1

                                     [LETTERHEAD]








The Board of Directors
Duke Realty Investments, Inc.:


We consent to incorporation by reference in the registration statement on Form S-3 of Duke Realty Investments, Inc. of our report dated January 31, 1996, relating to the consolidated balance sheets of Duke Realty Investments, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995, and the related schedule, which report appears in the December 31, 1995 annual report on Form 10-K/A of Duke Realty Investments, Inc. We also consent to the reference to our firm under the heading "Experts" in the prospectus.



/s/ KPMG Peat Marwick LLP

Indianapolis, Indiana
March 25, 1996